SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SÃO PAULO, JULY 16, 2012 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL) (S&P: B+, Fitch: B+, Moody`s: B3), the largest low-cost and low-fare airline in Latin America, hereby announces that total supply in June fell by 6.4% year-on-year, accompanied by a total load factor of 70.5%, the highest June figure for the last five years.

This month, we will disclose the approximate Fuel Price* of the second quarter in this release.

(*) The fuel price considers total fuel and lubricant expenses divided by consumption in the period.

SUPPLY

GOL’s domestic supply fell by 6.7% over the same month last year, chiefly due to the flight rationalization strategy that began in March 2012, leading to the discontinuation of approximately 100 daily flights. Flight profitability was the main factor for determining the cuts, with longer routes and night flights being most affected.

At the end of june 2012, GOL’s route network comprised approximately 810 daily flights, versus 940 in June 2011, in line with the Company’s target of reducing domestic supply by 2% over last year.

Supply on GOL’s international route network fell by 3.7% year-on-year, mainly due to:  (i) charter flights to Bariloche and Orlando in June 2011; and (ii) the replacement of 187-seat 737-800s on flights to Montevideo with 144-seat 737-700s.

OPERATING DATA	June 2012(*)	June 2011(*)	% Chg.	May 2012(*)	% Chg. (MoM)
			(YoY)
Total System
ASK (mm)	3,530.1	3,772.1	-6.4%	3,734.1	-5.5%
RPK (mm)	2,490.1	2,473.0	0.7%	2,437.3	2.2%
Load Factor	70.5%	65.6%	5.0 p.p.	65.3%	5.3 p.p.
Domestic Market
ASK (mm)	3,198.8	3,427.9	-6.7%	3,412.8	-6.3%
RPK (mm)	2,287.0	2,255.8	1.4%	2,256.5	1.4%
Load Factor	71.5%	65.8%	5.7 p.p.	66.1%	5.4 p.p.
International Market
ASK (mm)	331.3	344.2	-3.7%	321.3	3.1%
RPK (mm)	203.2	217.2	-6.4%	180.8	12.4%
Load Factor	61.3%	63.1%	-1.8 p.p.	56.3%	5.1 p.p.

(*) June 2012 – preliminary figures; June – 2011 adjusted management figures; May 2012 - National Civil Aviation Agency (ANAC) figures.

DEMAND

GOL’s domestic demand increased by 1.4% over June 2011, due to dynamic tariff management in a high seasonality month.

International demand posted a year-on-year decline of 6.4%, chiefly due to the replacement of 187-seat 737-800s on flights to Montevideo with 144-seat 737-700s.

LOAD FACTOR, YIELD AND FUEL

GOL’s total load factor came to 70.5% in June, 5 percentage points higher than in the same month last year.

Net yields remained virtually flat over June 2011*, at between 18.0 and 18.5 cents (R$), as did the quarterly yields, at between 18.2 and 18.7 cents (R$).

Net PRASK increased by approximately 7.0% year-on-year in June and climbed 4.5% in the second quarter.

Fuel price** in the quarter reached between R$2.28-R$2.36, up by 12% year-on-year.

(*) 2011 RPK adjusted in accordance with the operating data recalculated based on the current DCA Manual.

(**) The fuel price considers total fuel and lubricant expenses divided by period consumption..

WEBJET

Webjet continued with its business proposal and its supply grew by 10.7% over June 2011 due to the addition of five Boeing 737-800 aircraft in 2012 (sub-leased from GOL). This increase was partially offset by the initial withdrawal of four Boeing 737-300s from the operational fleet due to the pre-devolution maintenance period. The table below shows Webjet’s traffic figures and consolidates these with GOL's for the periods in question.

OPERATING DATA	June 2012(*)	June 2011(*)	% Chg.	May 2012(*)	% Chg (MoM)
			(YoY)
GOL
ASK (mm)	3,530.1	3,772.1	-6.4%	3,734.1	-5.5%
RPK (mm)	2,490.1	2,473.0	0.7%	2,437.3	2.2%
Load Factor	70.5%	65.6%	5.0 p.p.	65.3%	5.3 p.p.
WEBJET
ASK (mm)	502.4	453.7	10.7%	524.9	-4.3%
RPK (mm)	369.3	342.1	8.0%	378.1	-2.3%
Load Factor	73.5%	75.4%	-1.9 p.p.	72.0%	1.5 p.p.
CONSOLIDATED
ASK (mm)	4,032.5	4,225.8	-4.6%	4,259.0	-5.3%
RPK (mm)	2,859.4	2,815.1	1.6%	2,815.4	1.6%
Load Factor	70.9%	66.6%	4.3 p.p.	66.1%	4.8 p.p.

(*) June 2012 – preliminary figures; June – 2011 adjusted management figures; May 2012 - National Civil Aviation Agency (ANAC) figures.

OPERATING DATA	2Q12(*)	2Q11(*)	% Chg.	1Q12(*)	% Chg (MoM)
			(YoY)
GOL
ASK (mm)	10,987.0	11,375.2	-3.4%	12,195.5	-9.9%
RPK (mm)	7,575.5	7,542.8	0.4%	8,119.1	-6.7%
Load Factor	68.9%	66.3%	2.6 p.p.	66.6%	2.4 p.p.
WEBJET
ASK (mm)	1,522.2	1,374.4	10.8%	1,794.6	-15.2%
RPK (mm)	1,119.4	1,015.3	10.3%	1,385.0	-19.2%
Load Factor	73.5%	73.9%	-0.3 p.p.	77.2%	-3.6 p.p.
CONSOLIDATED
ASK (mm)	12,509.3	12,749.6	-1.9%	13,990.1	-10.6%
RPK (mm)	8,694.9	8,558.1	1.6%	9,504.1	-8.5%
Load Factor	69.5%	67.1%	2.4 p.p.	67.9%	1.6 p.p.

(*) June 2012 – preliminary figures; June – 2011 adjusted management figures; May 2012 - National Civil Aviation Agency (ANAC) figures.

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ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

▶ GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 810 daily flights to 63 destinations in Brazil and 13 in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 1800 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT WEBJET LINHAS AÉREAS S.A.

▶ Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 140 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In July 2011, GOL announced the acquisition of Webjet. The two companies continue to operate separately and are awaiting the transaction’s approval by the Administrative Council for Economic Defense (CADE), Brazil’s antitrust authority.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

CONTACT ▶Leonardo Pereira ▶André Brandi ▶Gustavo Mendes ▶Ricardo Rocca
INVESTOR RELATIONS ri@golnaweb.com.br www.voegol.com.br/IR +55 (11) 2128-4700

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GLOSSARY OF AIRLINE INDUSTRY TERMS

▶AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

▶AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

▶AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

▶AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

▶BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

▶BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

▶CHARTER: a flight operated by an airline outside its normal or regular operations.

▶EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

▶LESSOR: the party renting a property or other asset to another party, the lessee.

▶LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

▶LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

▶OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

▶OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

▶OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

▶PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

▶PDP FACILITY (PRE-DELIVERY PAYMENT FACILITY): credit for the prepayment of aircraft acquisitions.

▶REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

▶REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

▶SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

▶SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

▶SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

▶WET-LEASE: a leasing agreement whereby an airline (lessor) provides an aircraft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown.

▶WTI BARREL: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

▶YIELD PER PASSENGER KILOMETER: the average amount a passenger pays to fly one kilometer.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.